Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Humana Inc.
(Commission File No.: 001-05975

The following is a transcript from a video posted on the Aetna – Humana transaction website:

Interviewee:	Mark Bertolini
Title:	CEO
Company:	Aetna

Channel:	CNBC US
Date:	August 4, 2015
Time:	03:20 PM ET
Duration:	5 minutes 39 seconds

Interviewer 1:	Kelly Evans
Interviewer 2:	Bill Griffeth

Kelly Evans

Now, health insurer Aetna beating earnings expectations today and raising its guidance for the year. This amid a flurry of consolidation across the healthcare industry and that includes Aetna's attempt to acquire Humana.

Bill Griffeth

Joining us now, Mark Bertolini, the Chairman and CEO of Aetna. We've been anxious to talk to you. A lot going on, Mark. First of all, you had a great quarter! Why do you need to buy Humana? You raise your guidance; it means things are good right now!

Mark Bertolini

Well, I think while things are good, we have to be planning for the future, Bill, so I think as we look down the road, having more opportunity to serve the government population and to get more markets covered is important for us.

Kelly Evans

Mark, I wonder, you know, I look at the results. This has a lot to do with Medicare and Medicaid. Not to be unfair about it, but are you guys kind of like the Fannie and Freddie of the next cycle?

Mark Bertolini

Well, you know, Kelly, I would point out a couple of things. We're only 8—the combined companies would only be 8% of the Medicare marketplace, so not a lot. Secondly, there are 140 different competitors in the Medicare Advantage marketplace, so as we look at market by market, there's never less than five competitors in any one market where we both compete today.

Kelly Evans

That said, the Journal had a nice profile of you and your colleague over at Anthem who have been putting together some of these mega-deals in this space. Making the point that you guys, when you meet, you used to call yourselves kind of the group of five talking about industry trends, and in some ways, now, like the auto industry you are becoming the group of three. Why is the economics of scale here, why is it important to see this consolidation? You know, who are you looking to take on, or is this a sign of the industry maturing? Why three and not five?

Mark Bertolini

Well, I think, Kelly, what you have to understand is that the basis of competition is at the local market, and at the local market, Blue Cross Blue Shield fans have 30, 40, 50% market share, so for us to compete on a national basis, we have to be able to compete at a local market level. We'll never have that kind of share at any one local market across all the product lines, and so we need to be able to build the capability to have enough share at the local market, to partner with providers, because in the end analysis it's about helping them keep costs down; it's going to keep health insurance premiums down.

Bill Griffeth

And I went back and looked back and just after the Supreme Court ruled and gave the thumbs up to the ACA and all this takeover talk started, I went back and looked at notes, and there was a note that was guessing that Anthem was going to take over Humana mainly because Humana has a large Medicare population where Anthem does not. Anthem performs well in the exchange market. Humana does not. It just seemed like a better fit there. Did you talk to Cigna? Why Humana?

Mark Bertolini

We have the same overlap. Quite frankly there—the only overlap we have with Humana is in a few markets on Medicare. We do very well on exchanges. They're having some troubles there. We have a large commercial business. They have very little commercial business. They carry the lion's share of Medicare, so the overlap for us is very strong from the standpoint of complimentary products and services across the full line of business and we think our combination's as powerful, if not more powerful, than the Anthem one.

Bill Griffeth

And the fact that Cigna and Anthem are trying to get together at the same time, does that make it more difficult, necessarily, to get this past the regulators for both of you to be trying to consolidate the whole industry at once?

Mark Bertolini

I think the issue is going to be more at the local market level: how do we do the analysis? So by having another combination—actually there are two other combinations if you look at Centene and Health Net—you have to do the local market analysis across all those competitors, so that will make the analysis more complicated and more time-consuming.

Kelly Evans

Mark, it does seem like Medicare and Medicaid, their growth is just going to continue. When the government is making these payments, it's hard to understand the reason why there'd be a ton of pricing or competitive pressure across this space. You know, what can you tell us about the next 2-to-3 years? What do you think premium growth looks like? Do you expect for Medicare Advantage to start seeing significant increases after a period of many years in which we've seen big declines?

Mark Bertolini

Well, I think one statistic that I’ll share with you, the government just recently put out a report that the healthcare costs rose to 3.1 trillion last year across the United States. That's an increase of 10-1/2% over the prior year at 2.8 trillion. So the underlying costs of healthcare drive premiums, and what we have to do is, we have to invest in the underlying effectiveness of the healthcare delivery system if we're going to have any impact on premiums. Premiums follow costs, and so we have to build that model and that model is a different reimbursement model where we pay on performance for outcomes versus paying out per unit of service.

Kelly Evans

Final question, Mark. We had the head of Mount Sinai Hospital not long ago on and he said the reason why there's been so much consolidation for the hospitals is that they have to match the consolidation and scale of the big insurers. Do you see almost this arms race developing between hospitals and insurers these days?

Mark Bertolini

No. I think the real issue, Kelly, is that we have over-capacity across a number of areas in the healthcare delivery system and the only way to get at that capacity is to get it under one governance model so that we can get it right size so that that capacity meets the need of the population in that community versus building capacity so that you can drive more revenue.

Kelly Evans

Understood. Thank you so much, Mark, for joining us.

Bill Griffeth

Thanks, Mark.

Mark Bertolini

Thanks, Bill. Thanks, Kelly.

Kelly Evans

Aetna CEO Mark Bertolini.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), on August 10, 2015, Aetna filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary joint proxy statement of Aetna and Humana that also constitutes a preliminary prospectus of Aetna, which will be mailed to stockholders of Aetna and Humana. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Aetna and stockholders of Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402.  Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this communication regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, the impact of the pending transaction on Aetna’s businesses, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. In particular, projected financial information for the combined businesses of Aetna and Humana Inc. is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana Inc. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform's reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government's debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana.  Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.